Filed Pursuant to Rule 424(b)(5)
Registration No. 333-114710

PROSPECTUS SUPPLEMENT

(To prospectus dated May 4, 2004)

2,350,000 Shares

Cedar Shopping Centers, Inc.

8 7/8% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25 Per Share)

          We are offering 2,350,000 shares of our 8 7/8% Series A Cumulative Redeemable Preferred Stock.

          Distributions on the Series A Preferred Stock will be cumulative from the date of original issue and payable quarterly, beginning on November 20, 2004, at the rate of 8 7/8% of the liquidation preference per annum, or $2.21875 per share of Series A Preferred Stock per annum.

          Shares of the Series A Preferred Stock are not redeemable until July 28, 2009, after which we may redeem the shares at $25.00 each, plus any accrued and unpaid distributions to the date of redemption. The Series A Preferred Stock has no maturity date and will remain outstanding indefinitely unless redeemed.

          Investing in the Series A Preferred Stock involves risks that are described in the “Risk Factors” sections beginning on page S-4 of this prospectus supplement and page 3 of the accompanying prospectus.

          We have filed an application to list the Series A Preferred Stock on the New York Stock Exchange, or NYSE, under the symbol “CDR PrA.” If the application is approved, trading of the Series A Preferred Stock on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series A Preferred Stock.

	Per Share	Total

Public offering price(1)	$25.00	$58,750,000
Underwriting discount	$.7875	$1,850,625
Proceeds, before expenses, to us	$24.2125	$56,899,375

(1)	Plus accrued distributions, if any, from the date of original issue

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The Series A Preferred Stock will be ready for delivery through the facilities of The Depository Trust Company on or about July 28, 2004.

Merrill Lynch & Co.	Raymond James

The date of this prospectus supplement is July 23, 2004.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

About this Prospectus	1
Incorporation of Certain Documents by Reference	1
The Company	2
Risk Factors	3
Use of Proceeds	11
Description of Preferred Stock	11
Description of Depositary Shares	17
Description of Common Stock	20
Description of Warrants	20
Description of Stock Purchase Contracts	21
Description of Units	22
Plan of Distribution	22
Legal Matters	23
Experts	23
Where You Can Find More Information	23

i

          In this prospectus supplement, the terms “we”, “us” or “our” include Cedar Shopping Centers, Inc., Cedar Shopping Centers Partnership, L.P. and their consolidated subsidiaries.

          You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates or on other dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ii

PROSPECTUS SUPPLEMENT SUMMARY

          This summary may not contain all of the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus. You should also read the documents we have referred you to in “Incorporation of Certain Information by Reference.”

The Company

          We are a real estate investment trust, or REIT, that focuses on the ownership, operation and redevelopment of primarily community and neighborhood shopping centers. As of July 1, 2004, we owned 28 properties, aggregating approximately 4.3 million square feet of gross leasable area, or GLA. We conduct our business and own all of our properties through Cedar Shopping Centers Partnership, L.P., or the operating partnership.

Principal Place of Business

          Our principal executive offices are located at 44 South Bayles Avenue, Port Washington, NY 11050, our telephone number is (516) 767-6492 and our website address is www.cedarshoppingcenters.com. Information contained on our website is not a part of this prospectus.

The Offering

          The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series A Preferred Stock, see “Description of the Series A Preferred Stock” in this prospectus supplement and “Description of Preferred Stock” in the accompanying prospectus.

Issuer	Cedar Shopping Centers, Inc.

Securities Offered	2,350,000 shares of 8 7/8% Series A Cumulative Redeemable Preferred Stock.

Distributions	Investors will be entitled to receive cumulative cash distributions on the Series A Preferred Stock at a rate of 8 7/8% per annum of the $25.00 per share liquidation preference (equivalent to $2.21875 per annum per share). Beginning on November 20, 2004, distributions on the Series A Preferred Stock will be payable quarterly in arrears on the 20th day of each February, May, August and November or, if not a business day, the next business day. Distributions on the Series A Preferred Stock will be cumulative from the date of original issuance, which is expected to be July 28, 2004. The first distribution we pay on November 20, 2004 will be for more than a full quarter.

Optional Redemption	We may not redeem the Series A Preferred Stock prior to July 28, 2009, except in limited circumstances relating to our continuing qualification as a REIT. On and after July 28, 2009, we may, at our option, redeem the Series A Preferred Stock, in whole or from time to time in part, by payment of $25.00 per share, plus any accrued and unpaid distributions to the date of redemption. Any partial redemption of the Series A Preferred Stock will be on a pro rata basis.

No Maturity	The Series A Preferred Stock has no maturity date and we are not required to redeem the Series A Preferred Stock. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem it. We are not required to set aside funds to redeem the Series A Preferred Stock.

Liquidation Preference	If we liquidate, dissolve or wind up, holders of the Series A Preferred Stock will have the right to receive the sum of (a) $25.00 per share, (b) the premium described under “Description of the Series A Preferred Stock — Liquidation Rights” and (c) accrued and unpaid distributions (whether or not declared) to the date of payment, before any payments are made to the holders of our common stock and any other series of our preferred stock that we may issue ranking junior to the Series A Preferred Stock as to liquidation rights. The rights of the holders of the Series A Preferred Stock to receive their liquidation distribution will be subject to the proportionate rights of each other series or class of our preferred stock ranking on a parity with the Series A Preferred Stock that we may issue.

Ranking	The Series A Preferred Stock ranks senior to our common stock with respect to the payment of distributions and amounts upon liquidation, dissolution or winding up.

Voting Rights	Holders of any series of our preferred stock, including the Series A Preferred Stock, generally have no voting rights. However, if we do not pay distributions on our Series A Preferred Stock for six or more consecutive quarterly periods, the holders of the Series A Preferred Stock, voting together with the holders of any other series of our preferred stock which has similar voting rights, will be entitled to vote for the election of two additional directors to serve on our board of directors until we pay all distributions which we owe on our preferred stock. In addition, the affirmative vote of the holders of at least two-thirds of the Series A Preferred Stock is required for us to authorize, create or increase capital shares ranking senior to the Series A Preferred Stock or to amend our Articles of Incorporation in a manner that materially and adversely affects the rights of the holders of the Series A Preferred Stock.

Listing	We have filed an application to list the Series A Preferred Stock on the NYSE under the symbol “CDR PrA.” If the application is approved, trading of the Series A Preferred Stock on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series A Preferred Stock.

Restrictions on Ownership and Transfer	Our Articles of Incorporation provide that no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code of 1986, as amended, or the Code, more than 9.9% of the outstanding shares of our common stock. The Articles Supplementary will provide that the 9.9% ownership limitation applies to ownership of our Series A Preferred Stock as a separate class. Our board of directors, in its sole discretion, is able to waive the 9.9% ownership limit under certain circumstances.

We may prevent any proposed transfer of our capital shares, including the Series A Preferred Stock, which would jeopardize our status as a REIT and may repurchase any shares necessary to maintain our REIT status. We have the right to purchase any shares, including the Series A Preferred Stock, or refuse to transfer or issue shares to a person whose acquisition of shares would result in ownership in excess of the 9.9% limit. Any transfer of shares that would result in our disqualification as a REIT or in a person’s exceeding this ownership limit which is not waived by us, is deemed void.

Conversion	The Series A Preferred Stock is not convertible into or exchangeable for any other securities or property.

Use of Proceeds	We estimate that our net proceeds from this offering, after expenses, will be about $56.6 million. We will contribute the net proceeds from this offering to our operating partnership in exchange for preferred units of limited partnership interest in our operating partnership that have substantially identical economic terms as the Series A Preferred Stock.

Our operating partnership presently intends to use all the net proceeds from this offering to repay amounts outstanding on our secured revolving credit facility.

RISK FACTORS

          An investment in our Series A Preferred Stock involves a number of risks. Before making an investment decision to purchase our Series A Preferred Stock, you should carefully consider all the risks described in this prospectus supplement and the risks described under “Risk Factors” beginning on page 3 of the accompanying prospectus, as well as the other information contained in, or incorporated by reference into, this prospectus supplement or the accompanying prospectus. If any of these risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the value of our Series A Preferred Stock could decline significantly and you may lose all or part of your investment.

The Series A Preferred Stock is a new issuance and does not have an established trading market, which may negatively affect its market value and your ability to transfer or sell your shares; the Series A Preferred Stock has no stated maturity date.

          The shares of Series A Preferred Stock are a new issue of securities with no established trading market. Because the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. We have applied to list the Series A Preferred Stock on the NYSE under the symbol “CDR PrA.” We expect that trading on the NYSE will commence within 30 days after the initial delivery of the Series A Preferred Stock. An active trading market on the NYSE for the shares of Series A Preferred Stock, however, may not develop or, even if it develops, may not last, in which case the trading price of the shares of Series A Preferred Stock could be adversely affected and your ability to transfer your shares of Series A Preferred Stock will be limited. We have been advised by the underwriters that they intend to make a market in the Series A Preferred Stock, but they are not obligated to do so and may discontinue market-making at any time without notice.

Numerous factors may affect the trading price of the Series A Preferred Stock.

          If an active trading market does develop on the NYSE, the shares of Series A Preferred Stock may trade at prices higher or lower than their initial offering price. The trading price of our Series A Preferred Stock may depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	additional issuances of other series or classes of preferred stock;

•	general economic conditions; and

•	our financial condition, performance and prospects.

The Series A Preferred Stock is subordinated to existing and future debt.

          As of June 30, 2004, our total indebtedness was approximately $224 million, and we may incur additional debt to acquire additional properties, redevelop or develop existing or new properties, or for other corporate purposes. Payment of amounts due on our Series A Preferred Stock will be subordinated to all of our existing and future debt and will be structurally subordinated to the payment of dividends on preferred stock, if any, issued by subsidiaries of our operating partnership. In addition, we may issue additional Series A Preferred Stock and/or shares of another class or series of preferred stock ranking on a parity with the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up. These factors may affect the trading price of the Series A Preferred Stock.

The Series A Preferred Stock has not been rated.

          We have not sought to obtain a rating for the Series A Preferred Stock. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of our Series A Preferred Stock. In addition, we may elect in the future to obtain a rating of our Series A Preferred Stock, which could adversely impact the market price of our Series A Preferred Stock. Ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price of our Series A Preferred Stock.

USE OF PROCEEDS

          We estimate that the net proceeds of this offering, after deducting the underwriting discount and other offering expenses, will be approximately $56.6 million. We will contribute the net proceeds from this offering to our operating partnership in exchange for preferred units of limited partnership interest in our operating partnership that have substantially identical economic terms as the Series A Preferred Stock. Our operating partnership presently intends to use all the net proceeds from this offering to repay amounts outstanding on our secured revolving credit facility. As of June 30, 2004, we had $75 million outstanding on our secured revolving credit facility, which matures in January 2007. Borrowings under our secured revolving credit facility bear interest at a rate of LIBOR plus 225 to 275 basis points depending on our overall leverage ratio. We may then borrow from time to time under our secured revolving credit facility to provide funds for general working capital and other corporate purposes, including the acquisition of additional properties and the redevelopment or development of existing or new properties.

THE COMPANY

          We were organized in 1984 and elected to be taxed as a REIT in 1986. We are a fully integrated, self-administered and self-managed real estate company. We acquire, own, manage, lease and redevelop primarily community and neighborhood shopping centers located primarily in Pennsylvania. As of July 1, 2004, we owned 28 properties totaling approximately 4.3 million square feet of GLA, including 20 wholly-owned properties comprising approximately 3.6 million square feet of GLA and six properties owned through joint ventures comprising approximately 700,000 square feet of GLA. The portfolio was approximately 95% leased as of that date, excluding properties under development.

          We conduct our business through Cedar Shopping Centers Partnership, L.P., or the operating partnership, a Delaware limited partnership. We own approximately a 97% interest in the operating partnership.

          Our principal executive offices are located at 44 South Bayles Avenue, Port Washington, NY 11050, our telephone number is (516) 767-6492 and our website address is www.cedarshoppingcenters.com. Information contained on our website is not a part of this prospectus.

RECENT DEVELOPMENTS

          On March 5, 2004, we purchased The Commons, a community shopping center located in DuBois, Pennsylvania, containing approximately 175,000 square feet of GLA, for approximately $17.6 million, including closing costs. We funded this acquisition by drawing on our secured revolving credit facility. Anchor tenants include a 53,000 square foot SUPERVALU Shop ‘n Save supermarket, and a 55,000 square foot Elder Beerman department store. Other tenants include Pier 1 Imports, Fashion Bug, Blockbuster, Dollar Tree and Radio Shack. This property is also anchored by a Lowe’s home improvement center of approximately 117,000 square feet of GLA that we do not own. The property was constructed in 1999 and expanded in 2003.

          On March 17, 2004, we purchased Townfair Center, a community shopping center located in Indiana, Pennsylvania, containing approximately 204,000 square feet of GLA, for approximately $16.4 million, including closing costs. We funded this acquisition by assuming a first mortgage of approximately $10.0 million on part of the property and the balance of approximately $6.4 million by drawing on our secured revolving credit facility. Anchor tenants include a 95,000 square foot Lowe’s home improvement center, a 50,000 square foot SUPERVALU Shop ‘n Save supermarket and a 18,000 square foot Michael’s craft store. Other tenants include CVS pharmacy and Pier 1 Imports. The property was constructed in 1997 and expanded in 2001 through 2003. The larger portion, consisting of approximately 191,000 square feet of GLA on approximately 15 acres of land, is encumbered by the first mortgage, which is due March 1, 2008 and carries interest at 6.96% with a 30 year amortization schedule. The balance of the center consists of approximately 25,000 square feet of GLA leased to Michael’s and Pier 1 Imports, plus approximately five acres of land, for future expansion, that is presently unencumbered.

          On April 1, 2004, we purchased a community shopping center in Carbondale, Pennsylvania, containing approximately 130,000 square feet of GLA, for approximately $4.5 million, including closing costs. We funded this acquisition by drawing on our secured revolving credit facility and issuing limited partnership units in the operating partnership. The anchor tenant is a 53,000 square foot Weis supermarket. Other tenants include CVS pharmacy, Blockbuster, Pennstar Bank and Burger King. The property also contains a 50,000 square foot vacant store that we intend to rebuild.

          On June 18, 2004, we purchased two adjacent community shopping centers in Huntingdon, Pennsylvania: Lake Raystown Plaza, containing approximately 84,000 square feet of GLA, for approximately $7.1 million, including closing costs and Huntingdon Plaza, containing approximately 151,000 square feet of GLA, for approximately $5.1 million, including closing costs. We funded these acquisitions by drawing on our secured revolving credit facility.

          Lake Raystown Plaza is anchored by a 39,000 square foot Giant supermarket. Other tenants include Rite Aid drug store, Fashion Bug, Payless Shoes, Monroe Muffler and the Pennsylvania Liquor Control Board. We also purchased approximately 26 acres of an adjacent parcel of land, for approximately $750,000, including closing costs, for possible future expansion.

          Huntingdon Plaza is anchored by a 22,000 square foot Peebles Department Store. Other tenants include Good Will Industries, Family Dollar and Wendy’s. This property includes a 44,000 square foot building, a portion of which has been leased to First Commonwealth Bank.

          On June 25, 2004, we purchased two adjacent community shopping centers in Hamburg, Pennsylvania, containing approximately 98,000 square feet of GLA, for approximately $5.8 million, including closing costs. We funded this acquisition by drawing on our secured revolving credit facility. We plan on redeveloping these properties for a new 55,000 square foot supermarket anchor tenancy. Current tenants include Rite Aid drug store and a Sovereign Bank branch.

          As discussed in the accompanying prospectus, we inadvertently failed to file a timely election for one of our subsidiaries to be treated as a taxable REIT subsidiary. Pursuant to a ruling dated June 28, 2004 received from the Internal Revenue Service, we were granted an extension of time to make the election. The election has since been made in a timely fashion.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

          The following table sets forth our consolidated ratios of earnings to combined fixed charges and preferred stock dividend requirements for the periods shown.

	Three Months	Year Ended December 31,
	Ended
	March 31, 2004	2003	2002	2001	2000	1999

Ratio of earnings to combined fixed charges and preferred stock dividend requirements(1)	1.42x	—	—	—	1.36x	3.96x

(1)	For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes plus “fixed charges” and certain other adjustments. “Fixed charges” consist of interest incurred on all indebtedness related to continuing operations. For the years ended December 31, 2003, 2002 and 2001, earnings were insufficient to cover fixed charges by $22,113,000, $1,412,000 and $541,000, respectively.

          We had no preferred stock outstanding for any of the periods shown above. Accordingly, our consolidated ratios of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges.

DESCRIPTION OF THE SERIES A PREFERRED STOCK

          This description of the Series A Preferred Stock supplements the description of the general terms and provisions of our preferred stock in the accompanying prospectus and to the extent inconsistent herewith, the description of the Series A Preferred Stock contained herein supersedes the description therein. You should consult that general description for further information.

          The summary is not complete and is qualified in its entirety by reference to our Articles of Incorporation and the Articles Supplementary relating to the Series A Preferred Stock, which are available from us.

General

          We are currently authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Each series of our preferred stock will have the designations, powers, preferences, rights, qualifications, limitations or restrictions as Maryland law and our Articles of Incorporation permit and our board of directors determines by adoption of applicable Articles Supplementary to our Articles of Incorporation. Currently, no shares of preferred stock are issued and outstanding.

          Prior to completing this offering, we will adopt Articles Supplementary for the Series A Preferred Stock. You may obtain a complete copy of the Articles Supplementary describing the Series A Preferred Stock by contacting us. The Articles Supplementary will initially authorize 2,350,000 shares of Series A Preferred Stock. Our board of directors may authorize additional shares of Series A Preferred Stock from time to time.

          The transfer agent, registrar and distribution disbursing agent for the Series A Preferred Stock will be American Stock Transfer & Trust Company.

          We have filed an application to list the Series A Preferred Stock on the NYSE. If the application is approved, trading of the Series A Preferred Stock on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series A Preferred Stock.

          The certificates evidencing the Series A Preferred Stock initially will be issued in the form of temporary certificates. Holders of temporary certificates will be entitled to exchange them for definitive certificates as soon as the definitive certificates are available. We anticipate that definitive certificates will be available within 150 days after the date of initial delivery of the Series A Preferred Stock.

Distributions

          Holders of the Series A Preferred Stock will be entitled to receive, when and if declared by our board of directors, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of 8 7/8% of the liquidation preference per annum. Distributions on the Series A Preferred Stock will accrue and be cumulative from the date of original issue and will be payable quarterly in arrears on the 20th day of each February, May, August and November or, if not a business day, the next business day. The first distribution on the Series A Preferred Stock will be paid on November 20, 2004 and will be for more than a full quarter. Distributions payable on the Series A Preferred Stock for any partial period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay distributions to holders of record as they appear in our stock transfer books at the close of business on the applicable distribution record date designated by our board of directors for the payment of distributions that is not more than 60 nor less than 10 days prior to the distribution payment date.

          We will not authorize or pay any distributions on the Series A Preferred Stock or set aside funds for the payment of distributions if restricted or prohibited by law, or if the terms of any of our agreements, including agreements relating to our indebtedness or our other series of preferred shares, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement. We are, and may in the future become, a party to agreements which restrict or prevent the payment of distributions on, or the purchase or redemption of, shares. These restrictions may include indirect covenants which require us to maintain specified levels of net worth or assets. We do not believe that these restrictions currently have any adverse impact on our ability to pay distributions on the Series A Preferred Stock.

          Notwithstanding the foregoing, distributions on the Series A Preferred Stock will accrue and cumulate whether or not we have earnings, whether or not there are funds legally available for the payment of distributions and whether or not distributions are declared by the board of directors. Accrued but unpaid distributions on the Series A Preferred Stock will not bear interest, and holders of the Series A Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions as described above. All of our distributions on the Series A Preferred Stock, including any capital gain distributions, will be credited first to the earliest accrued and unpaid distribution due.

          We will not declare or pay any distributions (other than distributions in kind on our common stock or other shares that rank junior to the Series A Preferred Stock), or set aside any funds for the payment of distributions, on common stock or other shares that rank junior to or on parity with the Series A Preferred Stock, or redeem or otherwise acquire common stock or other shares that rank junior to or on parity with the Series A Preferred Stock (except by conversion into or exchange for common stock or other shares ranking junior to the Series A Preferred Stock), unless we also have declared and either paid or set aside for payment the full cumulative distributions on the Series A Preferred Stock, for the current and all past distribution periods (other than pro rata distributions on preferred stock ranking on parity as to distributions with the Series A Preferred Stock). This restriction will not limit our redemption or other acquisition of shares for the purposes of enforcing restrictions upon ownership and transfer of our equity securities contained in our Articles of Incorporation or for the purpose of preserving our status as a REIT.

          We will not authorize the full cumulative distributions on any shares of preferred stock unless we have authorized those distributions as are accrued on all of our outstanding shares of preferred stock which are of parity series. If we do not declare and either pay or set aside for payment the full cumulative distributions on the Series A Preferred Stock and all shares that rank on parity with Series A Preferred Stock, the amount which we have declared will be allocated pro rata to the Series A Preferred Stock and to each parity series of stock, so that the amount declared for each share of Series A Preferred Stock and for each share of each parity series is proportionate to the accrued and unpaid distributions on those shares.

Redemption

          We may not redeem the Series A Preferred Stock prior to July 28, 2009, except as described below under “— Restrictions on Ownership and Transfer.” On and after July 28, 2009, at our option upon not less than 30 nor more than 60 days written notice, we may redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per share, plus all accrued and unpaid distributions to the date fixed for redemption.

          We may give notice of redemption by mail to each holder of record of Series A Preferred Stock at the address shown on our stock transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any share of Series A Preferred Stock except as to the holder to whom notice was defective. Each notice will state the following:

•	the redemption date;

•	the redemption price;

•	the number of shares of Series A Preferred Stock to be redeemed;

•	the place where the certificates for the Series A Preferred Stock are to be surrendered for payment; and

•	that distributions on the shares to be redeemed will cease to accrue on the redemption date.

          If we redeem fewer than all of the shares of Series A Preferred Stock, the notice of redemption mailed to each stockholder will also specify the number of shares of Series A Preferred Stock that we will redeem from each stockholder. In this case, we will determine the number of shares of Series A Preferred Stock to be redeemed on a pro rata basis, by lot or by any other equitable method we may choose. Unless the full cumulative distributions on all shares of Series A Preferred Stock have been paid or set aside we generally may not redeem any Series A Preferred Stock unless we redeem all of the Series A Preferred Stock, or purchase or otherwise acquire any shares of Series A Preferred Stock or other equity securities ranking junior to or on parity with the Series A Preferred Stock (except by conversion into or exchange for common stock or other shares ranking junior to the Series A Preferred Stock). This restriction will not limit our redemption or purchase of preferred stock for the purpose of enforcing restrictions upon ownership and transfer of our equity securities contained in our Articles of Incorporation, for the purpose of preserving our status as a REIT or pursuant to a purchase or exchange offer made on the same terms to all holders of the Series A Preferred Stock.

          If we have given a notice of redemption and have set aside sufficient funds for the redemption in trust for the benefit of the holders of the shares of Series A Preferred Stock called for redemption, then, from and after the redemption date, those shares of Series A Preferred Stock will be treated as no longer outstanding, no further distributions will accrue and all other rights of the holders of those shares of Series A Preferred Stock will terminate. The holders of those shares of Series A Preferred Stock will retain their right to receive the redemption price for their shares and any accrued and unpaid distributions to the redemption date.

          The holders of shares of Series A Preferred Stock at the close of business on a distribution record date will be entitled to receive the distribution payable with respect to the Series A Preferred Stock on the corresponding payment date notwithstanding the redemption of the Series A Preferred Stock between such record date and the corresponding payment date. Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series A Preferred Stock to be redeemed.

          The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions, except as provided under “— Restrictions on Ownership and Transfer” below.

          Subject to applicable law, we may purchase Series A Preferred Stock in the open market, by tender or by private agreement. Any Series A Preferred Stock that we reacquire will be returned to the status of authorized but unissued Series A Preferred Stock, unless determined otherwise by our board of directors.

Liquidation Rights

          Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series A Preferred Stock are entitled to be paid out of our assets that are legally available for distribution to our stockholders the sum of (a) the liquidation preference of $25.00 per share, (b) the applicable premium per share (expressed as a percentage of the liquidation preference of $25.00 per share) as set forth in the table below during the twelve-month period beginning on July 28 of each year and (c) an amount equal to any accrued and unpaid distributions (whether or not declared) to the date of payment, before any distribution of assets is made to holders of our common stock or any equity securities that we may issue that rank junior to the Series A Preferred Stock as to liquidation rights.

Year	Applicable Premium

July 28, 2004 to July 27, 2005	5%
July 28, 2005 to July 27, 2006	4%
July 28, 2006 to July 27, 2007	3%
July 28, 2007 to July 27, 2008	2%
July 28, 2008 to July 27, 2009	1%
July 28, 2009 and thereafter	0

          In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of other classes or series of our capital stock that we may issue ranking on parity with the Series A Preferred Stock in the distribution of assets, then the holders of the Series A Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

          Holders of Series A Preferred Stock will be entitled to written notice of any such liquidation. After payment of the full amount of the liquidating distributions, including the applicable premium, if any, to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of our remaining assets. The consolidation or merger of us with or into any other corporation, trust or entity or of any other entity with or into us, or the sale, lease or conveyance of all or substantially all of our assets or business, shall not be deemed to constitute a liquidation, dissolution or winding up of us.

Ranking

          The Series A Preferred Stock will rank senior to our common stock and to any other of our equity securities that by their terms rank junior to the Series A Preferred Stock with respect to payments of distributions or rights upon our liquidation, dissolution or winding up. The Series A Preferred Stock will rank on parity with any other equity securities that we may later authorize or issue and that by their terms are on parity with the Series A Preferred Stock. The Series A Preferred Stock will rank junior to any equity securities that we may later authorize or issue and that by their terms rank senior to the Series A Preferred Stock. Any convertible debt securities that we may issue are not considered to be equity securities for these purposes.

Voting Rights

          Holders of Series A Preferred Stock will have no voting rights, except as follows:

•	If distributions on our preferred stock are due for six or more consecutive quarterly periods and remain unpaid, holders of the Series A Preferred Stock, voting together with all other equity securities which have similar voting rights, will be entitled to vote for the election of two additional directors to serve on our board of directors until all distribution arrearages have been paid.

•	The affirmative vote of the holders of at least two-thirds of the Series A Preferred Stock is required for us to authorize, create or increase our capital shares ranking senior to the outstanding Series A Preferred Stock or to amend our Articles of Incorporation, including the Articles Supplementary establishing the Series A Preferred Stock, in a manner that may materially and adversely affect the rights of the holders of the Series A Preferred Stock.

          In any matter in which the holders of the Series A Preferred Stock are entitled to vote, each share of Series A Preferred Stock will be entitled to one vote. If the holders of the Series A Preferred Stock and another series of preferred stock are entitled to vote together as a single class on any matter, the Series A Preferred Stock and the shares of the other series will have one vote for each $25.00 of liquidation preference.

Restrictions on Ownership and Transfer

          The Articles Supplementary provide that no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.9% of the outstanding shares of Series A Preferred Stock.

          Our board of directors may (i) elect to purchase any shares owned by a person or group of affiliated persons in excess of the ownership limitations, or (ii) refuse to transfer or issue shares to a person if an acquisition of shares by such person or group would result in such person or group exceeding these ownership limits.

          We may prevent any proposed transfer of our capital shares, including the Series A Preferred Stock, which would jeopardize our status as a REIT and may repurchase or redeem any shares necessary to maintain our REIT status.

          Any transfer of shares that would result in a person or group exceeding ownership limits or in our disqualification as a REIT is deemed void as of the date of such transfer.

          Our board of directors has the right to waive ownership limitations and excess share provisions of our Articles of Incorporation and the Articles Supplementary.

Conversion Rights

          The Series A Preferred Stock is not convertible into, or exchangeable for, any property or other securities.

FEDERAL INCOME TAX CONSIDERATIONS

          The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. This discussion does not purport to address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including, without limitation, insurance companies, tax-exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

          EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH ITS TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF THE SERIES A PREFERRED STOCK AND OF THE COMPANY’S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company

          We have elected to be taxed as a REIT, commencing with the taxable year ended December 31, 1986. We believe that we have operated in such a manner as to qualify for taxation as a REIT, and intend to continue to operate in such a manner.

          The law firm of Stroock & Stroock & Lavan LLP has acted as our tax counsel since 1998. At the closing of the offering we expect to receive an opinion of Stroock & Stroock & Lavan LLP to the effect that we are organized in conformity with the requirements for qualification as a REIT under the Code, and that our method of operation will enable us to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Stroock & Stroock & Lavan LLP is based on various assumptions relating to our organization and operation, and is conditioned upon representations and covenants made by our management regarding our organization, assets and the past, present and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Stroock & Stroock & Lavan LLP or us that we will so qualify for any particular year. The opinion is expressed as of the date issued, and does not cover subsequent periods. Counsel will have no obligation to advise us or the holders of the Series A Preferred Stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions or that a court would not sustain such a challenge.

          Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by Stroock & Stroock & Lavan LLP. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for federal income tax purposes of certain affiliated entities, the status of which may not have been reviewed by Stroock & Stroock & Lavan LLP. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year satisfy such requirements for qualification and taxation as a REIT.

Taxation of Holders of Series A Preferred Stock

          As a REIT, we generally will not be subject to federal income tax on our net income distributed to our stockholders. Distributions on the Series A Preferred Stock generally will be includable in your income as dividends to the extent the distributions do not exceed our allocable current or accumulated earnings and profits, with a portion of these dividends possibly treated as capital gain dividends as explained below, but with no portion of these dividends eligible for either the dividends received deduction for corporate stockholders or, except in limited circumstances, the 15% maximum tax rate applicable to dividends received by non-corporate taxpayers. Distributions in excess of our allocable current or accumulated earnings and profits generally will be treated for federal income tax purposes as a return of capital to the extent of your basis in the Series A Preferred Stock, which will be reduced by this distribution, and thereafter, as gain from the sale or exchange of the Series A Preferred Stock. In determining the extent to which a distribution on the Series A Preferred Stock constitutes a dividend for federal income tax purposes, our current or accumulated earnings and profits will generally be allocated first to distributions with respect to the Series A Preferred Stock along with any other class of preferred stock we have outstanding, and thereafter to distributions with respect to our common stock.

          If for any taxable year we elect to designate as “capital gain dividends,” as defined in Section 857 of the Code, any portion of the dividends paid for the year to holders of all classes of our stock, then the portion of dividends designated as capital gain dividends that will be allocable to the Series A Preferred Stock will be equal to the total capital gain dividends multiplied by a fraction, the numerator of which will be the total dividends paid on the Series A Preferred Stock for that taxable year, and the denominator of which shall be the total dividends paid on all classes of our stock (including the Series A Preferred Stock) for that taxable year.

          If you actually or constructively own none or a small percentage of our common stock, a redemption of your Series A Preferred Stock is likely to qualify for sale or exchange treatment because the redemption would not be “essentially equivalent to a dividend” as defined by the Code. A redemption of your Series A Preferred Stock will be treated under Section 302 of the Code as a distribution and hence taxable as a dividend to the extent of our current or accumulated earnings and profits, unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it (1) is “substantially disproportionate” with respect to your ownership in us, (2) results in a “complete termination” of your common and preferred stock interest in us, or (3) is “not essentially equivalent to a dividend” with respect to you, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, you must generally take into account our common and preferred stock considered to be owned by you by reason of constructive ownership rules set forth in the Code, as well as our common and preferred stock actually owned by you. Because the determination as to whether you will satisfy any of the tests of Section 302(b) of the Code depends upon the facts and circumstances at the time that your Series A Preferred Stock are redeemed, you are advised to consult your own tax advisor to determine your particular tax treatment.

          Under Section 305 of the Code, preferred stock that may be redeemed at a price higher than its issue price may have this “redemption premium” treated as a constructive distribution. Under applicable Treasury Regulations, constructive dividend treatment is required in the case of callable preferred stock only if, based on all of the facts and circumstances as of the issue date, redemption pursuant to this call right is more likely than not to occur. Even if this redemption is more likely than not to occur, constructive dividend treatment is not required if the redemption premium is solely in the nature of a penalty for premature redemption; i.e., it is a premium paid as a result of changes in economic conditions over which neither we nor you have control. The Treasury Regulations also provide a safe harbor pursuant to which an issuer’s right to redeem will not be treated as more likely than not to occur. While there can be no assurance in this regard, we believe that constructive dividend treatment of the redemption premium on the Series A Preferred Stock which results from accrued but unpaid distributions, if any, should not be required.

          If you sell your Series A Preferred Stock, you will recognize gain or loss in an amount equal to the difference between the amount you receive in exchange for the Series A Preferred Stock and your basis in the Series A Preferred Stock sold. Any such gain or loss generally will be long-term capital gain or loss if you have held the Series A Preferred Stock for more than one year.

UNDERWRITING

          Subject to the terms and conditions contained in a purchase agreement between us and the underwriters named below, we have agreed to sell to each of the underwriters and each of the underwriters has severally agreed to purchase from us, the number of shares of Series A Preferred Stock listed opposite its name.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,566,667
Raymond James & Associates, Inc.	783,333

Total	2,350,000

          The underwriters have agreed to purchase all of the shares of Series A Preferred Stock sold under the purchase agreement if any of the shares of Series A Preferred Stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitment of the nondefaulting underwriter may be increased or the purchase agreement may be terminated.

          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the Series A Preferred Stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Series A Preferred Stock, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

          The underwriters have advised us that they propose initially to offer the Series A Preferred Stock to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.50 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.45 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds before expenses to us.

	Per Share	Total

Public offering price	$25.00	$58,750,000
Underwriting discount	$.7875	$1,850,625
Proceeds, before expenses, to us	$24.2125	$56,899,375

          The expenses of the offering, not including the underwriting discount, are estimated at $250,000 and are payable by us.

New York Stock Exchange Listing

          We have filed an application to list the Series A Preferred Stock on the NYSE under the symbol “CDR PrA.” If the application is approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within 30 days after the initial delivery of the Series A Preferred Stock. The underwriters have advised us that they intend to make a market in the Series A Preferred Stock prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the Series A Preferred Stock, however, and if they begin to make a market they may cease to do so at any time.

Price Stabilization and Short Positions

          Until the distribution of the Series A Preferred Stock is completed, rules of the SEC may limit the ability of the underwriters to bid for and purchase shares of Series A Preferred Stock. However, the underwriters may engage in transactions that stabilize the price of the Series A Preferred Stock, such as bids or purchases to peg, fix or maintain that price.

          If the underwriters create a short position in the Series A Preferred Stock in connection with this offering (i.e., if they sell more shares of Series A Preferred Stock than are set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing shares in the open market. Purchases of shares of Series A Preferred Stock to stabilize its price or to reduce a short position may cause the price of the Series A Preferred Stock to be higher than it might be in the absence of such purchases.

          Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Series A Preferred Stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

          In the ordinary course of their business, the underwriters and their affiliates have engaged in, and may in the future engage in, commercial banking and investment banking transactions with us. They have received and will receive customary fees and commissions on these transactions.

LEGAL MATTERS

          Certain legal matters will be passed upon for us by Stroock & Stroock & Lavan LLP of New York, New York and for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

          Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003 and the combined statement of revenues and certain expenses of The Commons and Townfair Center for the year ended December 31, 2003 appearing in our Current Report on Form 8-K/A dated March 5, 2004, as set forth in their reports which are incorporated by reference in this prospectus supplement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

          The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference our documents listed below which were filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004; and

•	Current Reports on Form 8-K filed March 22, 2004 (as amended May 21, 2004) and June 24, 2004.

          We also incorporate by reference each of the following documents that we file with the SEC after the date of this prospectus supplement but before the end of the Series A Preferred Stock offering:

•	Reports filed under Sections 13(a) and (c) of the Exchange Act;

•	Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders’ meeting; and

•	Any reports filed under Section 15(d) of the Exchange Act.

          You may request copies of the filings, at no cost, by telephone at (516) 767-6492 or by mail at: Cedar Shopping Centers, Inc., 44 South Bayles Avenue, Port Washington, New York 11050, Attention: Investor Relations.

WHERE YOU CAN FIND MORE INFORMATION

          You may read and copy any material that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access our SEC filings over the Internet at the SEC’s website at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

          This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify the forward-looking statements by their use of forward-looking words, such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates” or “anticipates,” or the negative of those words or similar words. Forward-looking statements reflect our views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. The factors that could cause actual results to differ materially from expected results include changes in economic, business, competitive market and regulatory conditions. For more information regarding risks that may cause our actual results to differ materially from any forward-looking statements, please see the discussion under “Risk Factors” contained in the accompanying prospectus and the other information contained in our publicly available filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2003. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to forward-looking statements, whether as a result of new information, future events or otherwise.

PROSPECTUS

$200,000,000

Cedar Shopping Centers, Inc.

Common Stock, Preferred Stock, Depositary Shares, Warrants,

Stock Purchase Contracts and Units

          Cedar may offer and issue from time to time up to $200,000,000 of:

•	shares of common stock;

•	shares of preferred stock;

•	shares of preferred stock represented by depositary shares;

•	warrants;

•	stock purchase contracts; and

•	units.

          Cedar’s common stock is traded on the New York Stock Exchange under the symbol CDR.

          The securities to be offered by us will be in amounts, at prices and on terms to be determined at the time of offering.

          When we sell a particular series of securities, we will prepare a prospectus supplement describing the offering and the terms of that series of securities. Such terms may include limitations on direct or beneficial ownership and restrictions on transfer of the securities, in each case as may be appropriate to preserve our status as a real estate investment trust for federal income tax purposes.

          Where necessary, the applicable prospectus supplement will contain information about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the securities covered by such prospectus supplement.

          See “Risk Factors” beginning at page 3 of this Prospectus for a description of certain factors that you should consider prior to purchasing the securities.

          We may offer the securities directly or through agents or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of the securities their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. We can sell the securities through agents, underwriters or dealers only with delivery of a prospectus supplement describing the method and terms of the offering of such securities. See “Plan of Distribution.”

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

          The Attorney General of The State Of New York has not passed on or endorsed the merits of this Offering. Any representation to the contrary is unlawful.

The date of this Prospectus is May 4, 2004.

ABOUT THIS PROSPECTUS

          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration or continuous offering process. We may from time to time sell any combination of the securities offered in this prospectus in one or more offerings up to a total dollar amount of $200,000,000.

          This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide you with a prospectus supplement containing specific information about the terms of the securities being offered. The prospectus supplement which contains specific information about the terms of the securities being offered may also include a discussion of certain U.S. Federal income tax consequences and any risk factors or other special considerations applicable to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in the prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

1.	Cedar’s Annual Report on Form 10-K for the year ended December 31, 2003, SEC File Number: 0-14510.

2.	The description of Cedar’s common stock which is contained in Item 1 of our registration statement on Form 8-A, as amended, filed October 1, 2003 pursuant to Section 12 of the Exchange Act, SEC File Number: 0-14510.

3.	The information contained in the section “Investment Policies and Policies With Respect to Certain Activities” contained in the Registration Statement on Form S-11 filed on August 20, 2003, as amended, SEC File Number: 333-108091.

          You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address:

Investor Relations

Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050
(516) 767-6492
http://www.cedarshoppingcenters.com

          You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Do not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

THE COMPANY

          We were organized in 1984 and elected to be taxed as a real estate investment trust, or REIT, in 1986. We are a fully integrated, self-administered and self-managed real estate company. We acquire, own, manage, lease and redevelop primarily community and neighborhood shopping centers located primarily in Pennsylvania. As of April 1, 2004, we owned 25 properties totaling approximately 4.0 million square feet of gross leasable area, or GLA.

          We conduct our business through Cedar Shopping Centers Partnership, L.P., or the operating partnership, a Delaware limited partnership. We own approximately a 97% interest in the operating partnership.

          Our principal executive offices are located at 44 South Bayles Avenue, Port Washington, NY 11050, our telephone number is (516) 767-6492 and our website address is www.cedarshoppingcenters.com.

RISK FACTORS

          Your investment in the securities involves risks. In consultation with your own financial and legal advisors, you should carefully consider, among other factors, the matters described below before deciding whether an investment in the securities is suitable for you.

Risks Related to Our Properties and Our Business

All of our properties are located in the Northeast, primarily in eastern Pennsylvania, which exposes us to greater economic risks than if we owned properties in several geographic regions.

          Any adverse economic or real estate developments in the Northeast resulting from the region’s regulatory environment, business climate, fiscal problems or weather, could adversely impact our financial condition, results of operations, cash flow, the per share trading price of our common stock, and our ability to satisfy our debt service obligations and to make distributions to our stockholders. We cannot assure you of the continued growth of the Northeast economy, the national economy or our further growth rate.

At December 31, 2003, we had approximately $162.0 million of consolidated debt of which our share was approximately $125.3 million, a portion of which was variable rate debt, which may impede our operating performance and put us at a competitive disadvantage.

          Required repayments of debt and related interest can adversely affect our operating performance. At December 31, 2003, we had approximately $162.0 million of outstanding consolidated indebtedness of which our share was approximately $125.3 million. Approximately $51.7 million of this consolidated debt bore interest at a variable rate of which our share was approximately $49.5 million. Failure to hedge effectively against interest rate changes may adversely affect results of operations.

          We also intend to incur additional debt in connection with future acquisitions of real estate. We may borrow new funds to acquire properties. In addition, we may incur or increase our mortgage debt by obtaining loans secured by some or all of the real estate properties we acquire. We also may borrow funds if necessary to satisfy any requirement that we make distributions to stockholders.

          Our substantial debt may harm our business and operating results by:

•	requiring us to use a substantial portion of our funds from operations to pay interest, which reduces the amount available for distributions;

•	placing us at a competitive disadvantage compared to our competitors that have less debt;

•	making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions; and

•	limiting our ability to borrow more money for operations, capital or to finance acquisitions in the future.

          In addition to the risks discussed above and those normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest, we also are subject to the risk that we will not be able to refinance the existing indebtedness on our properties (which, in most cases, will not have been fully amortized at maturity), or that the terms of any refinancing we could obtain would not be as favorable as the terms of our existing indebtedness. If we are not successful in refinancing this debt when it becomes due, we may be forced to dispose of properties on disadvantageous terms, which might adversely affect our ability to service other debt and to meet our other obligations. In addition to the above risks associated with our debt financing, the terms of certain of our joint venture partnership agreements provide for minimum priority cumulative returns to the joint venture partners. To the extent that these specified minimum returns are not achieved, our equity interest in these partnerships can be negatively affected.

Any tenant bankruptcies or leasing delays we encounter, particularly with respect to our anchor tenants, could seriously harm our operating results and financial condition.

          Substantially all our revenues are derived from rental income from our properties. At any time, our tenants may experience a downturn in their business that may weaken their financial condition or become insolvent. As a result, our tenants may delay lease commencement, fail to make rental payments when due or declare bankruptcy. We are subject to the risk that these tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration. Any tenant bankruptcies, leasing delays or failure to make rental payments when due could result in the termination of the tenant’s lease and material losses to us and may harm our operating results.

          Our business may be seriously harmed if any anchor tenant decides not to renew its lease or vacates a property and prevents us from re-leasing that property by continuing to pay base rent for the balance of the term. In addition to the loss of rental payments from the anchor tenant, a lease termination by an anchor tenant or a failure by that anchor tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping center whose leases permit cancellation or rent reduction under these circumstances.

          Any bankruptcy filings by or relating to one of our tenants or a lease guarantor would bar all efforts by us to collect pre-bankruptcy debts from that tenant, the lease guarantor or their property, unless we receive an order permitting us to do so from the bankruptcy court. A tenant or lease guarantor bankruptcy could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. However, if a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. It is possible that we may recover substantially less than the full value of any unsecured claims we hold, which may harm our financial condition.

Since 2000, we have incurred net operating losses and if we are not able to achieve and maintain profitability, the market price of our common stock could decrease.

          Since 2000 we have incurred net operating losses. We had net losses from operations of $147,000, $468,000 and $21,351,000 for the years ended December 31, 2001, 2002 and 2003, respectively. In 2003, approximately $20.8 million of these losses were one-time transaction costs associated with our public offering completed in October 2003. If we are not able to achieve and maintain profitability, which will depend largely on our ability to substantially increase revenues, reduce fixed operating costs and interest charges on outstanding indebtedness, and limit the growth of overhead and direct expenses, the market price of our common stock could decrease and our business and operations could be negatively impacted.

We may not be successful in identifying suitable acquisitions that meet our criteria, which may impede our growth; if we do identify suitable acquisition targets, we may not be able to consummate such transactions on favorable terms.

          Integral to our business strategy is our ability to expand through acquisitions, which requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We analyze potential acquisitions on a property-by-property and market-by-market basis. We may not be successful in identifying suitable real estate properties or other assets that meet our acquisition criteria or in consummating acquisitions or investments on satisfactory terms. Failure to identify or consummate acquisitions could reduce the number of acquisitions we complete and slow our growth, which could in turn harm our stock price.

We face competition for the acquisition of real estate properties, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

          We compete with many other entities engaged in real estate investment activities for acquisitions of retail shopping centers, including institutional investors, REITs and other owner-operators of shopping centers. These competitors may drive up the price we must pay for real estate properties, other assets or other companies we seek to acquire or may succeed in acquiring those companies or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more, or may have a more compatible operating philosophy. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. This will result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties, our profitability will be reduced.

We have recently experienced and expect to continue to experience rapid growth and may not be able to integrate additional properties into our operations or otherwise manage our growth, which may adversely affect our operating results.

          We are currently experiencing a period of rapid growth. Since 2000 and through December 31, 2003, we had acquired properties containing approximately 3.5 million square feet of GLA for an aggregate purchase price of approximately $302.5 million. As a result of the rapid growth of our portfolio, we cannot assure you that we will be able to adapt our management, administrative, accounting and operational systems or hire and retain sufficient operational staff to integrate these properties into our portfolio and manage any future acquisitions of additional properties without operating disruptions or unanticipated costs. Acquisition of any additional properties would generate additional operating expenses that we would be required to pay. As we acquire additional properties, we will be subject to risks associated with managing new properties, including tenant retention and mortgage default. Our failure to successfully integrate any future acquisitions into our portfolio could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our stockholders.

Our current and future joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners’ financial condition and any disputes that may arise between us and our joint venture partners.

          We own some of our properties through joint ventures and in the future we may co-invest with third parties through joint ventures. We may not be in a position to exercise sole decision-making authority regarding the properties owned through joint ventures. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments also may have the potential risk of impasses on decisions, such as a sale, because neither we nor the joint venture partner would have full control over the joint venture. Any disputes that may arise between us and joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with joint venture partners might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party joint venture partners.

Adverse market conditions and competition may impede our ability to renew leases or re-let space as leases expire, which could harm our business and operating results.

          The economic performance and value of our real estate assets is subject to all of the risks associated with owning and operating real estate, including risks related to adverse changes in national, regional and local economic and market conditions. Our properties currently are located primarily in the Northeast. The economic condition of each of our markets may be dependent on one or more industries.

An economic downturn in one of these industry sectors may result in an increase in tenant bankruptcies, which may harm our performance in the affected market. Economic and market conditions also may impact the ability of our tenants to make these payments. If our properties do not generate sufficient income to meet our operating expenses, including future debt service, our income and results of operations would be significantly harmed.

          Also, we face competition from similar retail centers within the neighborhood trade areas of each of our centers to renew leases or re-let space as leases expire. In addition, any new competitive properties that are developed within the neighborhood trade areas of our existing properties may result in increased competition for customer traffic and creditworthy tenants. Increased competition for tenants may require us to make capital improvements to properties that we would not have otherwise planned to make. Any unbudgeted capital improvements we undertake may divert away cash that would otherwise be available for distributions to stockholders. Ultimately, to the extent we are unable to renew leases or re-let space as leases expire, it would result in decreased cash flow from tenants and harm our operating results.

Our properties consist of neighborhood and community shopping centers. Our performance therefore is linked to economic conditions in the market for retail space generally.

          The market for retail space has been and could be adversely affected by weakness in the national, regional and local economies, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets, and increasing consumer purchases through catalogues or the Internet. To the extent that any of these conditions occur, they are likely to impact market rents for retail space.

The financial covenants in our loan agreements may restrict our operating or acquisition activities, which may harm our financial condition and operating results.

          The mortgages on our properties contain customary negative covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property, to enter into leases or to discontinue insurance coverage. Our ability to borrow under our line of credit is subject to compliance with these financial and other covenants, including restrictions on property eligible for collateral and overall restrictions on the amount of indebtedness we can incur. If we breach covenants in our debt agreements, the lender can declare a default and require us to repay the debt immediately and, if the debt is secured, can immediately take possession of the property securing the loan.

Our performance and value are subject to risks associated with real estate assets and with the real estate industry.

          Our ability to make expected distributions to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include:

•	local oversupply, increased competition or reduction in demand for space;

•	inability to collect rent from tenants;

•	vacancies or our inability to rent space on favorable terms;

•	inability to finance property development, tenant improvements and acquisitions on favorable terms;

•	increased operating costs, including insurance premiums, utilities and real estate taxes;

•	costs of complying with changes in governmental regulations;

•	the relative illiquidity of real estate investments;

•	changing submarket demographics; and

•	changing traffic patterns.

          In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect our financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy our debt service obligations and to make distributions to our stockholders.

     Redevelopment activities may be delayed or otherwise may not perform as expected.

          We are in the process of redeveloping certain of our properties and expect to redevelop other properties in the future. In connection with any redevelopment of our properties, we will bear certain risks, including the risks of construction delays or cost overruns that may increase project costs and make such project uneconomical, the risk that occupancy or rental rates at a completed project will not be sufficient to enable us to pay operating expenses or earn the targeted rate of return on investment, and the risk of incurrence of predevelopment costs in connection with projects that are not pursued to completion. In addition, consents may be required from various tenants in order to redevelop a center. In case of an unsuccessful redevelopment project, our loss could exceed our investment in the project.

We may be restricted from re-leasing space based on existing exclusivity lease provisions with some of our tenants.

          In many cases, our tenant leases contain provisions giving the tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center, or limit the ability of other tenants within that center to sell that merchandise or provide those services. When re-leasing space after a vacancy by one of these other tenants, these provisions may limit the number and types of prospective tenants for the vacant space. The failure to re-lease space or to re-lease space on satisfactory terms could harm our operating results.

     Potential losses may not be covered by insurance.

          We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance covering all of the properties in our portfolio under a blanket policy. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for generally uninsured losses such as loss from riots, war or acts of God. Some of our policies, such as those covering losses due to terrorism and floods, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

Future terrorist attacks in the United States could harm the demand for, and the value of, our properties.

          Future terrorist attacks in the U.S., such as the attacks that occurred in New York, Pennsylvania and Washington, D.C. on September 11, 2001, and other acts of terrorism or war could harm the demand for and the value of our properties. Terrorist attacks could directly impact the value of our properties through damage, destruction, loss or increased security costs, and the availability of insurance for such acts may be limited or may cost more.

          To the extent that our tenants are impacted by future attacks, their ability to continue to honor obligations under their existing leases with us could be adversely affected. Additionally, certain tenants have termination rights in respect of certain casualties. If we receive casualty proceeds, we may not be able to reinvest such proceeds profitably or at all, and we may be forced to recognize taxable gain on the affected property.

Rising operating expenses could reduce our cash flow and funds available for future distributions.

          Our properties and any properties we buy in the future are and will be subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, then we could be required to expend funds for that property’s operating expenses. The properties will be subject to increases in real estate and other tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses.

For the year ended December 31, 2003 Giant Food represented 12% of our total revenues.

          At December 31, 2003, seven of our properties had a Giant Food supermarket as an anchor tenant. Ahold N.V., a Netherlands corporation and Giant Food’s ultimate parent company, generally guarantees the Giant Food leases. During 2003, published reports indicated there have been accounting irregularities at certain of Ahold’s U.S. and foreign operations, which do not necessarily include the supermarket stores or the Giant Food supermarket affiliates. Ahold’s debt rating was downgraded in 2003, which may adversely affect the resulting value of our properties having such tenancies.

We could incur significant costs related to government regulation and private litigation over environmental matters.

          Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs incurred by such parties in connection with contamination. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner’s ability to sell or rent such property or to borrow using such property collateral. In connection with the ownership, operation and management of real properties, we are potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property.

We may incur significant costs complying with the Americans with Disabilities Act and similar laws.

          Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Although we believe that our properties substantially comply with present requirements of the ADA, we have not conducted an audit or investigation of all of our properties to determine our compliance. If one or more of our properties is not in compliance with the ADA, then we would be required to incur additional costs to bring the property into compliance. Additional federal, state and local laws also may require modifications to our properties or restrict our ability to renovate our properties. We cannot predict the ultimate amount of the cost of compliance with the ADA or other legislation. If we incur substantial costs to comply with the ADA and any other legislation, our financial condition, results of operations, cash flow, per share trading price of our common stock, and our ability to satisfy our debt service obligations and make distributions to our stockholders could be adversely affected.

     We may incur significant costs complying with other regulations.

          Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. We believe that our properties are currently in material compliance with all applicable regulatory requirements. However, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flow, the per share trading price of our common stock, and our ability to satisfy our debt service obligations and make distributions to our stockholders.

Our charter and Maryland law contain provisions that may delay, defer or prevent a change of control transaction and depress our stock price.

          Our charter contains a 9.9% ownership limit. Our charter, subject to certain exceptions, authorizes our directors to take such actions as are necessary and desirable relating to qualification as a REIT and to limit any person to beneficial ownership of no more than 9.9% of the outstanding shares of our common stock. Our board of directors, in its sole discretion, may exempt a proposed transferee from the ownership limit. However, our board of directors may not grant an exemption from the ownership limit to any proposed transferee whose direct or indirect ownership in excess of 9.9% of the value of our outstanding shares of our common stock could jeopardize our status as a REIT. These restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify as, or to be, a REIT. The ownership limit may delay or impede a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

          We could authorize and issue stock and units without stockholder approval. Our charter authorizes our board of directors to authorize additional shares of our common stock or preferred stock, issue authorized but unissued shares of our common stock or preferred stock, issue units and to classify or reclassify any unissued shares of our common stock or preferred stock and to set the preferences, rights and other terms of such classified or unclassified shares. Although our board of directors has no such intention at the present time, it could establish a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

          Certain provisions of Maryland law could inhibit changes in control. Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that our “control shares” (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of control shares) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

          We have opted out of these provisions of the MGCL. However, our board of directors may, by resolution, elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

If we are not qualified as a REIT, our distributions will not be deductible by us, and our income will be subject to taxation, reducing our earnings available for distribution.

          We have elected since 1986 to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or Code. A REIT will generally not be subject to federal income taxation on that portion of its income that qualifies as REIT taxable income, to the extent that it distributes at least 90% of its taxable income to its shareholders and complies with certain other requirements. Under applicable provisions of the Code governing REITs, a REIT, among other things, may not own more than ten percent in value or voting power of a corporation other than a qualifying “taxable REIT subsidiary”. During the course of our preparation of our financial statements for the year ended December 31, 2003, it was determined that we indirectly owned more than 10% of one company with an equity value of approximately $8,000, for which we had inadvertently failed to file a timely election to be treated as a taxable REIT subsidiary. We have filed with the Internal Revenue Service an election to treat such entity as a taxable REIT subsidiary retroactive to June 2002 when it was formed, and have filed a request for a ruling to permit late filing of such election. Based on an opinion of counsel, we believe that we will receive a favorable ruling and that the likelihood of an unfavorable ruling is remote.

Distribution requirements could adversely affect our liquidity.

          We generally must distribute annually at least 90% of our net taxable income, excluding any net capital gain, in order to be qualified as a REIT. We intend to make distributions to our stockholders to comply with the requirements of the Code. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Code. Certain of our assets generate substantial mismatches between taxable income and available cash. Such assets include operating real estate that has been financed through financing structures that require some or all of available cash flows to be used to service borrowings. As a result, the requirement to distribute a substantial portion of our net taxable income could cause us to: (a) sell assets in adverse market conditions, (b) borrow on unfavorable terms or (c) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt in order to comply with REIT requirements.

          Further, amounts distributed will not be available to fund investment activities. If we fail to obtain debt or equity capital in the future, it could limit our ability to grow, which could have a material adverse effect on the value of our common stock.

Dividends payable by REITs do not qualify for the reduced tax rates under recently enacted tax legislation.

          Recently enacted tax legislation reduces the maximum tax rate for dividends payable to individuals from 38.6% to 15% (through 2008). Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs.

          In addition, the relative attractiveness of investments in real estate companies or real estate in general may be adversely affected by the newly favorable tax treatment given to corporate dividends, which could affect the value of our real estate assets negatively.

Our success depends on key personnel whose continued service is not guaranteed.

          We depend on the efforts of key personnel, particularly Mr. Ullman, our chairman, chief executive officer and president. The loss of services of key personnel could materially and adversely affect our operations because of diminished relationships with lenders, existing and prospective tenants and industry personnel.

Risks Related to this Offering

Shares of our common stock have been thinly traded in the past.

          Although a trading market for our common stock exists, the trading volume has not been significant and there can be no assurance that an active trading market for our common stock will be sustained in the future. As a result of the thin trading market or “float” for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, an investor may be unable to liquidate his investment in us. Trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger. We cannot predict the prices at which our common stock will trade in the future.

Market interest rates may have an effect on the value of our common stock.

          One of the factors that will influence the price of our common stock will be the dividend yield on the common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to go down.

Future sales of shares of our common stock could lower the price of our shares.

          We may, in the future, sell additional shares of our common stock in subsequent public offerings. Additionally, shares of our common stock underlying options will be available for future sale upon exercise of those options. Any sales of a substantial number of our shares in the public market, or the perception that such sales might occur, may cause the market price of our shares to decline.

USE OF PROCEEDS

          The net proceeds from the sale of the securities will be used for general corporate purposes, which may include the repayment of existing indebtedness, the development or acquisition of additional properties as suitable opportunities arise and the renovation, expansion and improvement of our existing properties. The applicable prospectus supplement will contain further details on the use of net proceeds.

DESCRIPTION OF PREFERRED STOCK

General

          Cedar is authorized to issue 5,000,000 shares of preferred stock, $.01 par value per share. No shares of preferred stock are issued and outstanding.

          The statements below describing the preferred stock are in all respects subject to and qualified by reference to the applicable provisions of our Articles of Incorporation and Bylaws and any applicable articles supplementary to the Articles of Incorporation designating terms of a series of preferred stock.

          The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Issuance of preferred stock could impede, delay, prevent or facilitate a merger, tender offer or change in our control. Although the Board of Directors is required to make a determination as to the best interests of our stockholders when issuing preferred stock, the Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in our best interests or in which stockholders might receive a premium for their shares over the then prevailing market price. Management believes that the availability of preferred stock will provide us with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

Terms

          Subject to the limitations prescribed by the Articles of Incorporation, the Board of Directors can fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors. When issued, the preferred stock will be fully paid and nonassessable by us. The preferred stock will have no preemptive rights.

          Reference is made to the prospectus supplement relating to the preferred stock offered thereby for specific terms, including:

(1)	the title and stated value of the preferred stock;

(2)	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

(3)	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

(4)	the date from which dividends on the preferred stock shall accumulate, if applicable;

(5)	the procedures for any auction and remarketing, if any, for the preferred stock;

(6)	the provision for a sinking fund, if any, for the preferred stock;

(7)	the provision for redemption, if applicable, of the preferred stock;

(8)	any listing of the preferred stock on any securities exchange;

(9)	the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price, or the manner of calculation thereof;

(10)	whether interests in the preferred stock will be represented by depositary shares;

(11)	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

(12)	a discussion of federal income tax considerations applicable to the preferred stock;

(13)	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

(14)	any limitations on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

(15)	any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to be qualified as a REIT.

Rank

          Unless otherwise specified in the prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or our winding up, rank:

(a)	senior to all classes or series of our common stock;

(b)	senior to all equity securities ranking junior to the preferred stock;

(c)	equal with all equity securities issued by us, if the terms of such securities specifically provide for equal treatment;

(d)	junior to all equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

          The term “equity securities” excludes convertible debt securities.

Dividends

          Holders of the preferred stock of each series will be entitled to receive, when and if declared by our Board of Directors, out of assets legally available for payment, cash dividends at rates and on dates set forth in the applicable prospectus supplement. Each such dividend will be payable to holders of record as they appear on our share transfer books on the applicable record dates. Our Board of Directors will fix the record dates for dividend payments.

          As provided in the applicable prospectus supplement, dividends on any series of the preferred stock may be cumulative or non-cumulative. Cumulative dividends will be cumulative from and after the date set forth in the applicable prospectus supplement. If our Board of Directors fails to declare a dividend payable on a dividend payment date on any series of the preferred stock for which dividends are non-cumulative, then the holders of such series of the preferred stock will have no right to receive a dividend for the dividend period ending on such dividend payment date. We will have no obligation to pay the dividend accrued for such dividend period, whether or not dividends on such series are declared payable on any future dividend payment date.

          If preferred stock of any series is outstanding, our Board of Directors will not declare, pay or set apart for payment dividends on any of our capital stock of any other series ranking, as to dividends, equally with or junior to the preferred stock outstanding for any period unless:

(a)	for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay, full cumulative dividends on the preferred stock through the then current dividend period; and

(b)	for preferred stock lacking a cumulative dividend, we have declared and paid or declared and set aside a sum sufficient to pay full dividends for the then current dividend period;

          When dividends are not paid in full, or when a sum sufficient for such full payment is not set apart, upon preferred stock of any series and the shares of any other series of preferred stock ranking equally as to dividends with the preferred stock of such series, all dividends declared upon preferred stock of such series and any other series of preferred stock ranking equally as to dividends with such preferred stock shall be declared pro rata so that the amount of dividends declared per share of preferred stock of such series and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the preferred stock of such series, which shall not include any accumulation of unpaid dividends for prior dividend periods if such preferred stock lacks a cumulative dividend, and such other series of preferred stock bear to each other. No interest, or sum of money instead of interest, shall be payable for any dividend payment or payments on preferred stock of such series which may be in arrears.

          Except as provided in the immediately preceding paragraph, unless we have paid dividends through the then current dividend period, including dividend payments in arrears if dividends are cumulative, for such series of preferred stock or unless our Board of Directors has declared such dividends and has set aside a sum sufficient for such payment, our Board of Directors shall not declare dividends, other than in shares of common stock or other capital shares ranking junior to the preferred stock of such series as to dividends and upon liquidation, or pay or set aside for payment or declare or make any other distribution upon the common stock, or any other of our capital shares ranking junior to or equally with the preferred stock of such series as to dividends or upon liquidation. Additionally, we shall not redeem, purchase or otherwise acquire for any consideration, or any moneys to be paid or made available for a sinking fund for the redemption of any such shares, any shares of common stock, or any other of our capital shares ranking junior to or equally with the preferred stock of such series as to dividends or upon liquidation. Notwithstanding the foregoing, we may convert such shares into or exchange such shares for other of our capital shares ranking junior to the preferred stock of such series as to dividends and upon liquidation.

Redemption

          If the applicable prospectus supplement so provides, the preferred stock will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

          The prospectus supplement applicable to a series of preferred stock that is subject to mandatory redemption will specify:

(a)	the number of shares of such preferred stock that shall be redeemed by us in each year,

(b)	the year such redemption will commence,

(c)	the redemption price per share, together with an amount equal to all accrued and unpaid dividends thereon to the date of redemption,

(d)	whether the redemption price is payable in cash or property.

          If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of our capital shares, the terms of such preferred stock may provide that, if we have not issued capital shares or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically be converted into our capital shares pursuant to conversion provisions specified in the applicable prospectus supplement.

          We cannot redeem, purchase or otherwise acquire shares of a series of preferred stock unless:

(a)	for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay, full cumulative dividends on the preferred stock through the then current dividend period; and

(b)	for preferred stock lacking a cumulative dividend, we have declared and paid or declared and set aside a sum sufficient to pay full dividends for the then current dividend period;

          The foregoing shall not prevent the purchase or acquisition of preferred stock of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series.

          If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, we will determine the number of shares to be redeemed. We may redeem the shares on a pro rata basis from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder with adjustments to avoid redemption of fractional shares, or by lot.

          We will mail notice of redemption 30 to 60 days prior to the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our share transfer books. Each notice shall state:

(a)	the redemption date;

(b)	the number of shares and series of the preferred stock to be redeemed;

(c)	the redemption price;

(d)	the place or places where certificates for such preferred stock are to be surrendered for payment of the redemption price;

(e)	that dividends on the shares to be redeemed will cease to accrue on such redemption date; and

(f)	the date upon which the holder’s conversion rights, if any, as to such shares shall terminate.

          If we are to redeem fewer than all the shares of preferred stock of any series, the notice we mail to each holder of preferred stock shall specify the number of shares of preferred stock to be redeemed from each holder. If we have given notice of redemption of any preferred stock and if we have set aside, in trust for the benefit of the holders of any preferred stock called for redemption, the funds necessary for such redemption, then from and after the redemption date dividends will cease to accrue on the preferred stock to be redeemed. Additionally all rights of the holders of the redeemable shares will terminate, except the right to receive the redemption price.

Liquidation Preference

          Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then the holders of each series of preferred stock shall be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, plus an amount equal to all dividends accrued and unpaid on such series of preferred stock. Such preferred shareholders will receive these distributions before any distribution or payment shall be made to the holders of any common stock or any other class or series of our capital shares ranking junior to the preferred stock in the distribution of assets upon our liquidation, dissolution or winding up. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. If our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital shares ranking equally with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of capital shares shall share on a pro rata basis in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be entitled.

          If liquidating distributions have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital shares ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their rights and preferences and in each case according to their number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute our liquidation, dissolution or winding up.

Voting Rights

          Holders of the preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

          Whenever dividends on any shares of preferred stock are in arrears for six or more consecutive quarterly periods, the holders of such shares of preferred stock, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors at a special meeting called by the holders of record of ten percent (10%) of any series of preferred stock so in arrears or at the next annual meeting of stockholders, and at each subsequent annual meeting until (a) if such series of preferred stock has a cumulative dividend, we have paid or our Board of Directors has declared and set aside a sum sufficient for payment of all dividends accumulated on such shares of preferred stock for the past dividend periods and the then current dividend period or (b) if such series of preferred stock lacks a cumulative dividend, we have fully paid or our Board of Directors has declared and set aside a sum sufficient for payment of four consecutive quarterly dividends. In such case, two directors will be added to our Board of Directors.

          Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting with such series voting separately as a class, (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of our Articles of Incorporation or the designating amendment for such series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof. With respect to the occurrence of any of the events set forth in (b) above so long as the preferred stock remains outstanding with the terms thereof materially unchanged, the occurrence of any such event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of preferred stock. Additionally, any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or any increase in the amount of authorized shares of such series or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

          The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of preferred stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion Rights

          The applicable prospectus supplement will set forth the terms and conditions, if any, upon which any series of preferred stock is convertible into shares of common stock. Such terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price, or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of preferred stock.

Shareholder Liability

          Maryland law provides that no shareholder, including holders of preferred stock, shall be personally liable for our acts and obligations and that our funds and property shall be the only recourse for such acts or obligations.

Restrictions on Ownership

          To qualify as a REIT under the Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals as defined in the Code to include certain entities, during the last half of a taxable year. Therefore, the designating amendment for each series of preferred stock may contain provisions restricting the ownership and transfer of the preferred stock. The applicable prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock.

Registrar and Transfer Agent

          The applicable prospectus supplement will set forth the Registrar and Transfer Agent for the preferred stock.

DESCRIPTION OF DEPOSITARY SHARES

General

          We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Shares of preferred stock of each series represented by the depositary shares will be deposited under a separate deposit agreement between us, the depositary named therein and the holders of the depositary receipts. Subject to the terms of the deposit agreement, each depositary receipt owner will be entitled, in proportion to the fractional interest of a share of a particular series of preferred stock represented by the depositary shares evidenced by such depositary receipt, to all the rights and preferences of the preferred stock represented thereby.

          Depositary receipts issued pursuant to the applicable deposit agreement will evidence the depositary shares. Immediately following our issuance and delivery of the preferred stock to the depositary, we will cause the depositary to issue, on our behalf, the depositary receipts. Upon request, we will provide you with copies of the applicable form of deposit agreement and depositary receipt.

Dividends and Other Distributions

          The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders.

          If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto. If the depositary determines that it is not feasible to make such distribution, the depositary may, with our approval, sell the property and distribute the net proceeds from such sale to the holders.

Withdrawal of Stock

          Upon surrender of the depositary receipts at the corporate trust office of the depositary, unless the related depositary shares have previously been called for redemption, the holders thereof will be entitled to delivery, to or upon such holders’ order, of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares evidenced by the depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Thereafter, holders of such shares of preferred stock will not be entitled to receive depositary shares for the preferred stock. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the depositary will deliver to the holder a new depositary receipt evidencing the excess number of depositary shares.

Redemption of Depositary Shares

          Provided we shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the redemption date, whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of the preferred stock so redeemed. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected as nearly as may be practicable without creating fractional depositary shares, pro rata, or by any other equitable method we determine.

          From and after the date fixed for redemption, all dividends in respect of the shares of preferred stock so called for redemption will cease to accrue, the depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled to receive upon such redemption upon surrender to the depositary of the depositary receipts representing the depositary shares.

Voting of the Preferred Stock

          Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares that represent such preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by such holder’s depositary shares. The depositary will vote the amount of preferred stock represented by such depositary shares in accordance with such instructions, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. If the depositary does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares, it will abstain from voting the amount of preferred stock represented by such depositary shares. The depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from the depositary’s negligence or willful misconduct.

Liquidation Preference

          Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary share evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.

Conversion of Preferred Stock

          Except with respect to certain conversions in order to be qualified as a REIT, the depositary shares are not convertible into our common stock or any other of our securities or property. Nevertheless, if the applicable prospectus supplement so specifies, the holders of the depositary receipts may surrender their depositary receipts to the depositary with written instructions to the depositary to instruct us to cause conversion of the preferred stock represented by the depositary shares evidenced by such depositary receipts into whole shares of common stock, other shares of our preferred stock or other shares of our capital stock, and we have agreed that upon receipt of such instructions and any amounts payable in respect thereof, we will cause the conversion of the depositary shares utilizing the same procedures as those provided for delivery of preferred stock to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, the depositary will issue a new depositary receipt for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

          By agreement, we and the depositary at any time can amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to holders of the related preferred stock will be effective only if the existing holders of at least two-thirds of the depositary shares have approved the amendment. No amendment shall impair the right, subject to certain exceptions in the deposit agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time an amendment becomes effective shall be deemed, by continuing to hold the depositary receipt, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby.

          Upon 30 days’ prior written notice to the depositary, we may terminate the deposit agreement if (a) such termination is necessary to be qualified as a REIT or (b) a majority of each series of preferred stock affected by such termination consents to such termination. Upon the termination of the deposit agreement, the depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts together with any other property held by the depositary with respect to the depositary receipt. If the deposit agreement is terminated to preserve our status as a REIT, then we will use our best efforts to list the preferred stock issued upon surrender of the related depositary shares on a national securities exchange.

          The deposit agreement will automatically terminate if (a) all outstanding depositary shares shall have been redeemed, (b) there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred stock or (c) each share of the related preferred stock shall have been converted into our capital stock not so represented by depositary shares.

Charges of Depositary

          We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay certain other transfer and other taxes and governmental charges. The holders will also pay the fees and expenses of the depositary for any duties, outside of those expressly provided for in the deposit agreement, the holders request to be performed.

Resignation and Removal of Depositary

          The depositary may resign at any time by delivering to us notice of its election to do so. We may at any time remove the depositary, any such resignation or removal will take effect upon the appointment of a successor depositary. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of $50,000,000 or more.

Miscellaneous

          The depositary will forward to holders of depositary receipts any reports and communications from us which are received by the depositary with respect to the related Preferred Stock.

          We and the depositary will not be liable if either of us is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. Our obligations and the depositary’s obligations under the deposit agreement will be limited to performing the duties thereunder in good faith and without negligence, in the case of any action or inaction in the voting of preferred stock represented by the depositary shares, gross negligence or willful misconduct. If satisfactory indemnity is furnished, we and the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by depository receipts for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

          In the event the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on our claims, requests or instructions.

DESCRIPTION OF COMMON STOCK

General

          Cedar’s authorized capital stock includes 50 million shares of common stock, $.06 par value per share. For each outstanding share of common stock held, the holder is entitled to one vote on all matters presented to stockholders for a vote. Cumulative voting is not permitted. Holders of the common stock do not have preemptive rights. At April 15, 2004, there were 16,456,011 shares of common stock outstanding.

          All shares of common stock issued and sold will be duly authorized, fully paid, and non-assessable. Distributions may be paid to the holders of common stock if and when declared by our Board of Directors. Dividends will be paid out of funds legally available for dividend payment. We have paid quarterly dividends beginning with a dividend for the portion of the quarter from the closing of our public offering in October 2003.

          Under Maryland law, stockholders are generally not liable for our debts or obligations. If we are liquidated, subject to the right of any holders of preferred stock to receive preferential distributions, each outstanding share of common stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities.

Restrictions on Ownership

          In order to qualify as a REIT under the Code, not more than 50% in value of our outstanding common stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code, during the last half of a taxable year and the common stock must be beneficially owned by 100 or more persons during 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. To satisfy the above ownership requirements and certain other requirements for qualification as a REIT, our Articles of Incorporation contain a provision restricting the ownership or acquisition of shares of common stock.

Registrar and Transfer Agent

          American Stock Transfer & Trust Company is the Registrar and Transfer Agent for the common stock.

DESCRIPTION OF WARRANTS

General

          We may issue, together with other securities or separately, warrants to purchase our common stock or preferred stock. We will issue the warrants under warrant agreements to be entered into between us and a warrant agent, or as shall be set forth in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

•	the title of warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of the warrants;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with such security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants which may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

          Pursuant to this prospectus we also may issue warrants to underwriters or agents as additional compensation in connection with a distribution of our securities.

Exercise of Warrants

          Each warrant will entitle the holder thereof to purchase for cash the number of shares of preferred stock or common stock at the exercise price as will in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

          Warrants may be exercised as set forth in the applicable prospectus supplement relating to those warrants. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

          We may issue stock purchase contracts, which are contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of shares of our common stock at a future date or dates. The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula contained in the stock purchase contracts. We may issue stock purchase contracts in such amounts and in as many distinct series as we wish.

          The prospectus supplement may contain, where applicable, the following information about the stock purchase contracts issued under it:

•	whether the stock purchase contracts obligate the holder to purchase or sell, or both purchase and sell, our common stock and the nature and amount of common stock, or the method of determining that amount;

•	whether the stock purchase contracts are to be prepaid or not;

•	whether the stock purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of our common stock;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the stock purchase contracts; and

•	whether the stock purchase contracts will be issued in fully registered or global form.

          The applicable prospectus supplement will describe the terms of any stock purchase contracts. The preceding description and any description of stock purchase contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the stock purchase contract agreement and, if applicable, collateral arrangements and depository arrangements relating to such stock purchase contracts.

DESCRIPTION OF UNITS

          We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

          The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

          The applicable prospectus supplement will describe the terms of any units. The preceding description and any description of units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units.

PLAN OF DISTRIBUTION

          We may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents. We will name, in the applicable prospectus supplement, any such underwriter or agent involved in the offer and sale of the securities.

          Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

          We will set forth in the applicable prospectus supplement any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

          If the applicable prospectus supplement so indicates, we will authorize dealers acting as our agents to solicit offers by certain institutions to purchase securities from them at the public offering price set forth in such prospectus supplement pursuant to Delayed Delivery Contracts (“Contracts”) providing for payment and delivery on the date or dates stated in such prospectus supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to Contracts shall be equal to, the respective amounts stated in the applicable prospectus supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (a) the purchase by an institution of the securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (b) if the securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of the securities less the principal amount thereof covered by Contracts.

          In the ordinary course of business, certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us.

LEGAL MATTERS

          Stroock & Stroock & Lavan LLP of New York, New York will pass upon the validity of the issuance of the securities offered hereby for us.

EXPERTS

          Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We file reports, proxy statements and other information with the SEC. You may inspect and copy any document that we file at the public reference rooms maintained by the SEC in Washington, D.C., New York, New York and Chicago, Illinois. Any documents we file may also be available at the SEC’s site on the World Wide Web located at http://www.sec.gov. For a fee you can obtain the documents by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

          We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement.

2,350,000 Shares

Cedar Shopping Centers, Inc.

8 7/8% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25 Per Share)

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Raymond James

July 23, 2004